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ALLISON M. FUMAI

allison.fumai@dechert.com +1 212 698 3526 Main +1 212 698 3599 Main
June 3, 2022
U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Williams, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Williams:

We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck CLO ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2022. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL
Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner at least five business days in advance of the date you seek to go effective. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with the SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response 1.	We respectfully acknowledge your comment.

Comment 2.	Please provide the Fund’s ticker symbol when it becomes available and update the Fund’s series and class identifiers on EDGAR as appropriate pursuant to Rule 313 of Regulation S-T.

Response 2.
We hereby confirm that the Fund’s ticker symbol will be provided in the Fund’s 485(b) filing and the Fund’s series and class identifiers will be updated on the Trust’s EDGAR site concurrently with the Fund’s 485(b) filing.

PROSPECTUS

Comment 3.	Please provide the fee table and expense example information as a separate EDGAR correspondence filing prior to the effectiveness of the Fund’s Registration Statement.

Response 3.	The “Fund Fees and Expenses” table and expense example information for the Fund is attached hereto as Exhibit A.

Comment 4.
With respect to the “Summary Information—Principal Investment Strategies” section, it appears that the Fund will invest at least 80% of its total assets in investment grade-rated debt tranches of collateralized loan obligations (“CLOs” of any maturity and up to 15% of its net assets in CLOs rated below BBB-/Baa3. Given the liquidity profiles of these investments, please explain how the Fund determined that its investment strategy is appropriate for the open-end structure. Your response should include information concerning the relevant factors references in the release adopting Rule 22e-4 under the Investment Company Act of 1940, as amended (the “1940 Act”) (Investment Company Liquidity Risk Management Programs; Investment Company Act Release No. 32315 October 13, 2016 (the “Liquidity Rule Release”). Your response should also include general market data on CLOs rated AAA/Aaa through BBB-/Baa3 as well as CLOs rated between BBB-/Baa3 and BB-/Ba3 and explain to us the basis for your conclusion.

Response 4.
We note that the Trust has implemented a written liquidity risk management program (the “LRM Program”) to manage the liquidity risk of the Fund in accordance with Rule 22e-4. As a part of the LRM Program, the Board of Trustees of the Trust has designated Van Eck Associates Corporation (the “Adviser”), the Fund’s investment adviser, to serve as the administrator of the LRM Program and the related procedures. In this capacity, the Adviser is responsible for identifying illiquid investments in accordance with Rule 22e-4. The Adviser assesses, manages, and periodically reviews the Fund’s liquidity risk based on a number of factors, including but not limited to, relevant market, trading and investment-specific considerations under the LRM Program and generally assesses the investment strategy and liquidity of portfolio investments during both normal and reasonably foreseeable stressed conditions. In addition, consistent with Rule 22e-4 and the Fund’s Non-Fundamental Investment Restriction 1, the Fund may not acquire any illiquid securities if, as a result thereof, more than 15% of the Fund’s net assets would be invested in such securities.

The Adviser, with assistance from the Fund's anticipated sub-adviser (the "Sub-Adviser"), has analyzed the liquidity of CLO debt as an asset class and considered the appropriateness of holding this asset class in an open-end ETF structure. This review included an evaluation of the Fund’s potential compliance with both Rule 22e-4 and the LRM Program. In reviewing the Fund’s potential investments in CLO debts, the Adviser considered a variety of factors, including among other things: the existence of an active market for CLO debts; the frequency of trades or quotes for CLO debt and average trading volume of the asset class; volatility of trading prices for the asset class; anticipated bid-ask spreads for the asset class; a consideration of the structure of CLO debts; the range of maturities and date of issuance of CLO debts; the ability to trade the asset class and potential restrictions on trading or limitations on transfer of CLO debts; and the anticipated size of the Fund’s position in CLO debts relative to the asset class’s historic trading volume.

According to Morgan Stanley and S&P LCD research as of March 31, 2022, the CLO market has grown to over $1 trillion outstanding in terms of aggregate principal, and is now an important and significant part of the global credit market. As shown in Exhibit B to this letter, secondary market trading volume for investment grade CLOs has averaged approximately $9 billion per month over the past two years, and in March 2022 reached approximately $18 billion. Below investment grade CLO debt, which makes up a much smaller part of the market overall, has averaged approximately $4.5 billion in secondary market average monthly trading volume over the past two years.

In addition, new primary market issuance is an important source for new investments, As shown in Exhibit B, issuance has averaged over $100 billion per year over the past decade, and 2021 was the highest year for issuance on record.

We also note that open-end funds already invest substantial amounts in CLO tranches. As of May 25, 2022, there were three dedicated CLO exchange traded funds (“ETFs”), including one with over $1.4 billion in assets under management. Overall, based on Morningstar data, we estimate that U.S.-listed ETFs held over $4.6 billion in CLOs as of April 30, 2022. Further, open-end mutual funds are an even more significant investor base of CLOs. As of April 30, 2022, Morningstar identified over 500 funds that invest in CLOs, accounting for over $75 billion of holdings. Among these funds, 32 had over $500 million of CLO holdings and 16 had over $1 billion of CLOs, with a maximum of approximately $7 billion held by one mutual fund.

Based on the Adviser’s evaluation of the Fund’s investment strategy and anticipated portfolio composition in accordance with the requirement of Rule 22e-4(b)(1)(i)(A), the Adviser believes that the Fund’s investment strategy is appropriate for an open-end fund.

Comment 5.
With respect to the “Summary Information—Principal Investment Strategies” section, please also explain whether the Fund has had discussions with authorized participants (“APs”) concerning their ability to help the Fund trade at or near its net asset value (“NAV”). Please additionally discuss any experience the Adviser or the Fund’s sub-adviser (the “Sub-Adviser”) and their portfolio managers have in trading CLOs at these various ratings and how this factors into your determination that the strategy is appropriate for an open-end fund.

Response 5.
We have not identified any issues with respect to AP’s ability to help the Fund trade at or near its NAV. The anticipated Sub-Adviser has been involved in the CLO market since 1999. As of March 31, 2022, the Sub-Adviser managed approximately $2.6 billion in CLO tranches across the capital structure, with a primary focus on investment grade CLO debt tranches.

Comment 6.
With respect to the second to last sentence of the first paragraph of “Summary Information—Principal Investment Strategies” section, please clarify which policy or policies this sentence is referring to or delete this sentence.

Response 6.	The disclosure has been revised to remove this sentence.

Comment 7.
With respect to the fourth paragraph under the “Summary Information—Principal Investment Strategies” section, please briefly elaborate as to what the primary and secondary CLO markets are (e.g., “primary” means purchasing directly from the issuer) given the significant differences in liquidity profiles for the primary and secondary markets as noted in the “Extended Settlement Risk” disclosure. Please provide additional detail here and in response to Item 9(b) of Form N-1A about how the Adviser and Sub-Adviser, as applicable, determine which CLOs to buy and sell. Please include disclosure explaining the relevant characteristics of the CLOs that the Fund intends to buy and sell, including the factors discussed in the principal risk disclosure (for example, the expected portfolio duration and the types of underlying loan markets that the Adviser and Sub-Adviser are seeking to invest in or influence the Adviser’s or Sub-Adviser’s decisions to buy or sell securities).

Response 7.	The disclosure has been revised. Typically, newly issued CLO debt securities are purchased in the primary market, whereas previously issued CLO securities are bought and sold in the secondary market. The anticipated Sub-Adviser uses a bottom-up analysis to select CLO investments which considers several factors, including an assessment of the CLO manager, the CLO’s underlying collateral, performance under various stress scenarios and an analysis of the CLO’s documentation and structural terms. Portfolios are constructed using this security-level analysis, combined with a top-down overlay which incorporates the Sub-Adviser’s credit views as well as risk factor positioning against the Fund’s investment guidelines.

Comment 8.
With respect to the first sentence of the sixth paragraph under the “Summary Information—Principal Investment Strategies” section, please add a corresponding risk disclosure for ETF investments, including, if applicable, disclosure addressing conflicts of interest for affiliated ETF investments.

Response 8.	The disclosure has been revised accordingly.

Comment 9.
With respect to the last sentence of the sixth paragraph under “Summary Information—Principal Investment Strategies” section, please add, if applicable, a corresponding risk disclosure regarding portfolio turnover risk.

Response 9.	The disclosure has been revised to reflect it is not currently anticipated that the Fund will engage in active and frequent trading of portfolio securities.

Comment 10.	With respect to the Fund’s “CLO Risk” disclosure, please either delete “among others” or disclose all of the most common risks.

Response 10.	The disclosure has been revised to remove “among others.”

Comment 11.
With respect to the last sentence of the Fund’s “Interest Rate Risk” disclosure, please also describe the Federal Reserve’s current actions with respect to increasing interest rates and the potential effects on the Fund’s investments.

Response 11.	The disclosure has been revised to delete the sentence referenced above.

Comment 12.	With respect to the Fund’s “Extended Settlement Risk” disclosure, please disclose in the Prospectus that it may take longer than seven days for transactions to settle.

Response 12.	The disclosure has been revised accordingly.

Comment 13.	With respect to the Fund’s “Authorized Participant Concentration Risk” disclosure, please add disclosure regarding the risk of widening bid-ask spreads.

Response 13.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 14.
With respect to the Fund’s “Fund Shares Trading, Premium/Discount Risk and Liquidity of Fund Shares” disclosure, please add to end of the sentence that such stressed market conditions may also result in the widening of bid-ask spreads.

Response 14.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 15.	With respect to the “Summary Information—Performance” section, please supplementally identify the broad-based index that the Fund intends to use.

Response 15.	Once the Fund has one calendar year of performance, the Fund intends to include the returns of the J.P. Morgan CLO Index as the broad-based securities market index.

Comment 16.	With respect to the “Summary—Portfolio Management—Investment Sub-Adviser” section, when the required Sub-Adviser disclosure is added, please also file as an exhibit the sub-advisory agreement.

Response 16.	We respectfully acknowledge your comment and note that the form sub-advisory agreement will be filed as an exhibit to the Registration Statement with the Fund’s 485(b) filing.

Comment 17.
With respect to the “Additional Information About the Fund’s Investment Strategies and Risks” section, according to Form N-1A, the disclosure provided pursuant to Items 4(a) and 4(b) should be a summary of the disclosure provided pursuant to Items 9(b) and 9(c). Please accordingly describe the Fund’s principal investment strategies and principal risks in the disclosure pursuant to Items 9(b) and 9(c) that were summarized in the disclosure pursuant Items 4(a) and 4(b) to follow the layered disclosure regime contemplated by form N-1A.

Response 17.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 18.
With respect to the fifth and sixth paragraphs of “Additional Information About the Fund’s Investment Strategies and Risk” section, please add a corresponding risk disclosure regarding asset-backed securities and mortgage-backed securities risk disclosure. Please also consider whether “covenant lite” loans should be discussed within the principal investment strategies disclosure in response to Item 4 of Form N-1A or as a principal risk.

Response 18.
The disclosure has been revised to reflect that asset-backed securities and mortgage-backed securities are not principal investment strategies of the Fund. The disclosure has also been modified to discuss “covenant lite” loans within the principal investment strategies section.

Comment 19.
The second to last paragraph of the “Additional Information About the Fund’s Investment Strategies and Risk” section states that the Fund “may invest up to [10%] of its net assets in affiliated or non-affiliated ETFs.” If the acquired fund fees and expenses resulting from such investments exceed one basis point (0.01%) of the Fund’s total annual fund operating expenses, please include an “Acquired Fund Fees and Expenses” line item in the Fund’s “Fund Fees and Expenses” table.

Response 19.
We hereby confirm that the Fund currently does not expect its acquired fund fees and expenses to exceed more than 0.01% of the Fund’s total annual fund operating expenses, and as such, the Fund’s investments in other funds do not warrant an “Acquired Fund Fees and Expenses” line item in the “Fund Fees and Expenses” table.

Comment 20.
With respect to the second sentence of the second to last paragraph of the “Additional Information About the Fund’s Investment Strategies and Risk” section regarding investing for defensive purposes, please add that when investing for defensive purposes, the Fund may not meet its investment objective.

Response 20.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. We note that the requested disclosure is currently included under the Fund’s “Temporary Defensive Strategy” disclosure.

STATEMENT OF ADDITIONAL INFORMATION
Comment 21.
With respect to Non-Fundamental Restriction 1 under the “Investment Policies and Restrictions—Investment Restrictions” section, please revise the word “securities” to “investments” throughout. Please also consider disclosing the meaning of “illiquid” so as to be more closely aligned with Rule 22e-4 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response 21.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 22.
With respect to the first sentence in the sixth paragraph under the “Investment Policies and Restrictions—Investment Restrictions” section that states “investment companies are not considered to be part of an industry,” the Staff notes that the Fund and the Adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policy. Please add disclosure that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policy.

Response 22.
The Trust is not aware of a requirement to consider the concentration policy of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s Registration Statement.

Comment 23.
With respect to the sixth paragraph under the “Investment Policies and Restrictions—Investment Restrictions” section, please disclose that the Fund will include in its concentration policy municipal securities backed principally from the assets and revenues of non-governmental users.

Response 23.
We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate. SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”) states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.”

Comment 24.
With respect to the last sentence of the sixth paragraph under the “Investment Policies and Restrictions—Investment Restrictions” section, please revise to clarify that the Fund has a policy not to concentrate as opposed to not having a policy to concentrate. Please also revise to clarify that the investments of underlying investment companies, to the extent practicable, will be considered in determining compliance with the Fund’s concentration policy.

Response 24.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 25.
Please include disclosure responsive to Item 17(b)(2)(iv) of Form N-1A (i.e., a statement whether the Trust’s nominating committee will consider nominees recommended by security holders and, if so, the procedures to be followed by security holders in submitting recommendations) under the “Board of Trustees of the Trust” section.

Response 25.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 26.
With respect to the “Creation and Redemption of Creation Units—Acceptance of Creation Orders” section, per discussions with the Staff on March 22, 2022 and April 7, 2022, please delete items (b) and (d) from the disclosure.

Response 26.	The disclosure has been revised accordingly.

DECLARATION OF TRUST

Comment 27.
With respect to Section 11.09 of the Trust’s Declaration of Trust (the “Declaration of Trust”) entitled “Derivative Actions,” please provide corresponding disclosure in an appropriate location in the Prospectus and state that this provision does not apply to claims arising under Federal securities laws.

Response 27.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. We further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.09, to the extent that they are not consistent with that provision.

Comment 28.
With respect to items (i)(E)(z), (ii) and (iii) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus that these exclusive state court forum provisions do not apply to claims arising under Federal securities laws. Please also disclose in an appropriate location in the Prospectus or in the SAI these provisions and corresponding risks of the provisions even as to non-Federal securities laws claims. For example, please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of such exclusive state court forum provisions since the Securities Act of 1933, as amended, and the 1940 Act permit shareholders to bring claims arising from these Acts in both state and Federal courts.

Response 28.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. As stated above, we further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.10, to the extent that they are not consistent with that provision.

Comment 29.
With respect to item (vi) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus or the SAI that shareholders waive the right to a jury trial.

Response 29.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A.

PART C

Comment 30.	Please remove all references to Ethereum per discussions with the Staff.

Response 30.	The Part C has been updated accordingly.

* * * * *

If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai

Exhibit A

Fund Fees and Expenses

The following tables describe the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.40%
Other Expenses(a)(b)	0.00%
Total Annual Fund Operating Expenses(b)	0.40%
________________________
(a) “Other Expenses” are based on estimated amounts for the current fiscal year.
(b) Van Eck Associates Corporation (the “Adviser”) will pay all expenses of the Fund, except for the fee payment under the investment management agreement, acquired fund fees and expenses, interest expense, offering costs, trading expenses, taxes and extraordinary expenses. Notwithstanding the foregoing, the Adviser has agreed to pay the offering costs until at least September 1, 2023.

Expense Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell or hold all of your Shares at the end of those periods. The example also assumes that your investment has a 5% annual return and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

YEAR	EXPENSES
1	$41
3	$128

Exhibit B

Investment Grade CLO Secondary Market Monthly Trading Volume:

Customer Buy Volume
Customer Sell Volume
Dealer to Dealer Volume
Other
25
20
15
10
5
0
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22

Source: Morgan Stanley Research, FINRA, TRACE, as of 31 March 2022.

Below Investment Grade Secondary Market Monthly Trading Volume: Source: Morgan Stanley Research, FINRA, TRACE, as of 31 March 2022.

Customer Buy Volume
Customer Sell Volume
Dealer to Dealer Volume
Other
12
10
8
6
4
2
0
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22

New CLO Issuance:
Source: S&P LCD, Intex, Barclays Research as of 31 March 2022.